UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2018

Commission File Number: 001-38350

LITHIUM AMERICAS CORP.

(Translation of Registrant’s name into English)

355 Burrard Street, Suite 1150,

Vancouver, British Columbia

Canada, V6C 2G8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F   ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 23, 2018, Lithium Americas Corp. issued the documents attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 which are hereby incorporated by reference into this report furnished on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Material Change Report, dated August 23, 2018.
99.2	Transaction Agreement, dated August 13, 2018.
99.3	Supplement Transaction Agreement, dated August 13, 2018.
99.4	Strategic Collaboration Agreement, dated August 13, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2018.

LITHIUM AMERICAS CORP.

By:	/s/ W. Thomas Hodgson
Name: W. Thomas Hodgson
Title: Chief Executive Officer